Exhibit 99(a)

NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2a Wmz 1996)

PART I

1.      Name of the issuing institution:           Unilever N.V.

2.      Name of the person obliged to notify:      A. Burgmans

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

-----------------------    ------------   ---------  -------------  ------------
Type of security           Name of the    Number of  Total capital  Total voting
                           issuing        securities                rights
                           institution
-----------------------    ------------   ---------  -------------  ------------
-----------------------    ------------   ---------  -------------  ------------
Ordinary share, nominal
value NLG 1.12             Unilever N.V.  12,048     NLG 13,493.76  134,937

Depositary receipt
("certificaat") for
ordinary share, nominal
value NLG 1.12             Unilever N.V.  26,842     NLG 30,063.0   0
-----------------------    ------------   ---------  -------------  ------------
-----------------------    ------------   ---------  -------------  ------------
NLG 0.10  cum.
Preference share           Unilever N.V.  7,750      NLG 775        7,750
-----------------------    ------------   ---------  -------------  ------------
-----------------------    ------------   ---------  -------------  ------------
Employee option on
ordinary share of nominal
value NLG 1.12             Unilever N.V.  107,562    NLG 0          0
-----------------------    ------------   ---------  -------------  ------------

SORT OF SECURITY INVOLVED IN THE TRANSACTION

4.      type of security                           : Option and ordinary share
        Share/Convertible bond/Option/Warrant/Other)

5       To be filled out if applicable

        Nominal value of the (underlying) share    : NLG 1.12 ((euro)0.51)

        Option series:                             Executive Option Plan:
                                                   ----------------------
                                                   Options on NV ordinary shares
                                                   24 March 2004 normal
                                                   grant:  12,000
                                                   24 March 2004 premium
                                                   grant:  3,600


        Exercise price/conversion rate             : (euro)54.10

        Expiration date                            : 24 March 2014


TRANSACTION IN THE SECURITY INDICATED IN QUESTIONS 4 AND 5

6.      Transaction date                           : 24 March 2004
                                                   Bonus in shares (605) and
                                                   Matching shares (605)
                                                   conditional award: TSR Long-
                                                   Term Incentive Plan (7,394)

7a.     Number of securities acquired
        in the transaction(1)                      : 1,210 ordinary shares
                                                   (bonus in shares and matching
                                                   shares) and 7,394 ordinary
                                                   shares (TSR Long-Term
                                                   Incentive Plan)

b.      Number of securities sold in
        the transaction                            : 0

8.      Purchase price and/or selling price        : not applicable



9.      Transaction according to an investment
        management agreement:                      O YES              X NO


10.     Statement of the total number of securities after the transaction:

-----------------------    ------------   ---------  -------------  ------------
Type of security           Name of the    Number of  Total capital  Total voting
                           issuing        securities                rights
                           institution
-----------------------    ------------   ---------  -------------  ------------
-----------------------    ------------   ---------  -------------  ------------
Ordinary share, nominal
value NLG 1.12             Unilever N.V.  20,652     NLG 23,130.2   231,302

Depositary receipt
("certificaat") for
ordinary share, nominal
value NLG 1.12             Unilever N.V.  26,842     NLG 30,063.0
-----------------------    ------------   ---------  -------------  ------------
-----------------------    ------------   ---------  -------------  ------------
NLG 0.10  cum.
Preference share           Unilever N.V.  7,750      NLG 775        7,750
-----------------------    ------------   ---------  -------------  ------------
-----------------------    ------------   ---------  -------------  ------------
Employee option on
ordinary share of nominal
value NLG 1.12             Unilever N.V.  123,162    NLG 0          0
-----------------------    ------------   ---------  -------------  ------------

--------------------------------------------------------------------------------
Notification under the `regular' Wmz 1996
--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)     %           Voting Rights (total)      %
- Direct actual              %           - Direct actual            %
- Direct potential           %           - Direct potential         %
- Indirect actual            %           - Indirect actual          %
- Indirect potential         %           - Indirect potential       %

           Denominator Capital Interest (euro) .....................
           Denominator Voting Rights .......................(number)

1.      Is this the first notification
        under section 2 of the Wmz 1996:             yes                no

2.      Is this the first notification the
        issuing institution concerned:               yes                no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary              O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty          O
- the Voting rights are pursuant to a voting
  rights agreement                                 O

--------------------------------------------------------------------------------
PART II NOTIFICATION FORM SECTION 2a Wmz 1996
--------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify:           XXX

Postal code & residence of the person obliged
to notify:                                         XXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                :  X YES           NO
2. Member of the Board of Directors of an
   affiliated company                              :    YES         X NO
3. Member of the Supervisory Board                 :    YES         X NO
4. Member of the Supervisory Board of an
   affiliated company                              :    YES         X NO

Is the notification made through the Compliance
Officer of the issuing institution                 :  X YES           NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                         Date: 26 March 2004
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com
                       -------------




Signature:______________
          J.A.A. van der Bijl
          Compliance Officer


--------
(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!